SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 March, 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 02 March 2023
Exhibit 1.2	Transaction in Own Shares dated 02 March 2023
Exhibit 1.3	Preliminary announcement of publication date dated 03 March 2023
Exhibit 1.4	Transaction in Own Shares dated 06 March 2023
Exhibit 1.5	Transaction in Own Shares dated 06 March 2023
Exhibit 1.6	Transaction in Own Shares dated 07 March 2023
Exhibit 1.7	Transaction in Own Shares dated 09 March 2023
Exhibit 1.8	Transaction in Own Shares dated 09 March 2023
Exhibit 1.9	Transaction in Own Shares dated 13 March 2023
Exhibit 1.10	Director/PDMR Shareholding dated 13 March 2023
Exhibit 1.11	Transaction in Own Shares 13 March 2023
Exhibit 1.12	Transaction in Own Shares 15 March 2023
Exhibit 1.13	Transaction in Own Shares 15 March 2023
Exhibit 1.14	Transaction in Own Shares 16 March 2023
Exhibit 1.15	Transaction in Own Shares 17 March 2023
Exhibit 1.16	Transaction in Own Shares 20 March 2023
Exhibit 1.17	Transaction in Own Shares 21 March 2023
Exhibit 1.18	Transaction in Own Shares 22 March 2023
Exhibit 1.19	Director/PDMR Shareholding 23 March 2023
Exhibit 1.20	Transaction in Own Shares 23 March 2023
Exhibit 1.21	Transaction in Own Shares 24 March 2023
Exhibit 1.22	Transaction in Own Shares 27 March 2023
Exhibit 1.23	Transaction in Own Shares 28 March 2023
Exhibit 1.24	Transaction in Own Shares 29 March 2023
Exhibit 1.25	Transaction in Own Shares 30 March 2023
Exhibit 1.26	Transaction in Own Shares 31 March 2023

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 01 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,081,241 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the share buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,994,683	908,124	3,178,434
Highest price paid per Share (pence):	559.40	559.30	559.40
Lowest price paid per Share (pence):	550.10	550.30	550.30
Volume weighted average price paid per Share (pence):	553.5507	553.6958	553.6885

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	553.5507	4,994,683
Cboe (UK)/BXE	553.6958	908,124
Cboe (UK)/CXE	553.6885	3,178,434

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5878R_1-2023-3-1.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	1 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,977,433,478
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,477,248
New total number of voting rights (including treasury shares):	18,921,993,226

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 02 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,137,986 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the share buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,025,893	913,798	3,198,295
Highest price paid per Share (pence):	563.70	563.60	563.60
Lowest price paid per Share (pence):	551.60	551.80	551.80
Volume weighted average price paid per Share (pence):	557.2998	557.3694	557.4151

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	557.2998	5,025,893
Cboe (UK)/BXE	557.3694	913,798
Cboe (UK)/CXE	557.4151	3,198,295

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7361R_1-2023-3-2.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	02 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,968,393,357
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,477,248
New total number of voting rights (including treasury shares):	18,912,953,105

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.3

 Preliminary Announcement on the publication of financial statements

London - 03 March 2023

BP p.l.c. ("bp") announces in accordance with Articles 114 and 117 of the WpHG (the German Securities Act) that the Annual Financial Report in English shall be disclosed on 10 March 2023 and can be found at the following web address: www.bp.com/en/global/corporate/investors/annual-report.

 Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 03 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 8,973,354 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the share buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,935,345	897,335	3,140,674
Highest price paid per Share (pence):	561.70	561.70	561.60
Lowest price paid per Share (pence):	543.10	543.10	543.10
Volume weighted average price paid per Share (pence):	554.8004	554.7387	554.8833

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	554.8004	4,935,345
Cboe (UK)/BXE	554.7387	897,335
Cboe (UK)/CXE	554.8833	3,140,674

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9187R_1-2023-3-3.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	03 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,959,312,116
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,477,248
New total number of voting rights (including treasury shares):	18,903,871,864

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 06 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,030,440 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the share buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,966,742	903,044	3,160,654
Highest price paid per Share (pence):	560.00	559.90	560.00
Lowest price paid per Share (pence):	554.20	554.40	554.70
Volume weighted average price paid per Share (pence):	557.7802	557.7370	557.8374

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	557.7802	4,966,742
Cboe (UK)/BXE	557.7370	903,044
Cboe (UK)/CXE	557.8374	3,160,654

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0691S_1-2023-3-6.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 February 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,005,354,758
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,477,248
New total number of voting rights (including treasury shares):	18,949,914,506

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 07 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 8,900,330 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the share buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,895,182	890,033	3,115,115
Highest price paid per Share (pence):	561.50	560.20	561.50
Lowest price paid per Share (pence):	555.10	555.30	555.20
Volume weighted average price paid per Share (pence):	558.1068	558.1181	558.1530

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	558.1068	4,895,182
Cboe (UK)/BXE	558.1181	890,033
Cboe (UK)/CXE	558.1530	3,115,115

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2095S_1-2023-3-7.pdf

 Exhibit 1.7

 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 08 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,002,985 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the share buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,952,829	899,953	3,150,203
Highest price paid per Share (pence):	564.10	564.00	564.10
Lowest price paid per Share (pence):	557.50	558.70	558.60
Volume weighted average price paid per Share (pence):	561.0114	561.0260	561.0251

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	561.0114	4,952,829
Cboe (UK)/BXE	561.0260	899,953
Cboe (UK)/CXE	561.0251	3,150,203

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3660S_1-2023-3-8.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	07 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,941,200,776
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,477,248
New total number of voting rights (including treasury shares):	18,885,760,524

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	08 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,932,170,336
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,477,248
New total number of voting rights (including treasury shares):	18,876,730,084

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 09 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,005,247 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the share buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,951,675	900,351	3,153,221
Highest price paid per Share (pence):	560.30	560.20	560.30
Lowest price paid per Share (pence):	552.40	552.50	552.50
Volume weighted average price paid per Share (pence):	555.7981	555.9226	555.9235

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	555.7981	4,951,675
Cboe (UK)/BXE	555.9226	900,351
Cboe (UK)/CXE	555.9235	3,153,221

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5012S_1-2023-3-9.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	09 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,923,270,006
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,477,248
New total number of voting rights (including treasury shares):	18,867,829,754

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 8,949,755 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the share buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,922,366	894,975	3,132,414
Highest price paid per Share (pence):	550.70	550.70	550.70
Lowest price paid per Share (pence):	542.60	543.00	542.80
Volume weighted average price paid per Share (pence):	546.7698	546.7790	546.7720

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	546.7698	4,922,366
Cboe (UK)/BXE	546.7790	894,975
Cboe (UK)/CXE	546.7720	3,132,414

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6516S_1-2023-3-10.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,914,667,663
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,858,826,769

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.57	55
d)	Aggregated information - Volume - Price - Total	55 £5.57 £306.35
e)	Date of the transaction	10 March 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.57	68
d)	Aggregated information - Volume - Price - Total	68 £5.57 £378.76
e)	Date of the transaction	10 March 2023
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 8,911,717 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,901,445	891,171	3,119,101
Highest price paid per Share (pence):	544.20	543.90	544.00
Lowest price paid per Share (pence):	515.00	515.10	515.30
Volume weighted average price paid per Share (pence):	528.7468	527.6274	527.5684

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	528.7468	4,901,445
Cboe (UK)/BXE	527.6274	891,171
Cboe (UK)/CXE	527.5684	3,119,101

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8117S_1-2023-3-13.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	13 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,905,662,416
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,849,821,522

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,309,225 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,120,749	930,352	3,258,124
Highest price paid per Share (pence):	533.50	533.50	533.50
Lowest price paid per Share (pence):	512.80	513.00	512.80
Volume weighted average price paid per Share (pence):	523.4725	524.1693	524.2353

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	523.4725	5,120,749
Cboe (UK)/BXE	524.1693	930,352
Cboe (UK)/CXE	524.2353	3,258,124

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9793S_1-2023-3-14.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	14 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,896,712,661
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,840,871,767

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,311,816 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,587,090	931,181	2,793,545
Highest price paid per Share (pence):	520.30	520.30	520.30
Lowest price paid per Share (pence):	488.15	488.35	488.30
Volume weighted average price paid per Share (pence):	502.2654	501.3035	501.1940

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	502.2654	5,587,090
Cboe (UK)/BXE	501.3035	931,181
Cboe (UK)/CXE	501.1940	2,793,545

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1261T_1-2023-3-15.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	15 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,887,800,944
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,831,960,050

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,040,768 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,552,694	1,004,031	3,484,043
Highest price paid per Share (pence):	500.10	500.00	500.20
Lowest price paid per Share (pence):	470.95	470.90	470.90
Volume weighted average price paid per Share (pence):	483.7884	482.8456	482.8434

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	483.7884	5,552,694
Cboe (UK)/BXE	482.8456	1,004,031
Cboe (UK)/CXE	482.8434	3,484,043

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2824T_1-2023-3-16.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,878,491,719
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,822,650,825

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,007,497 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,517,386	979,048	3,511,063
Highest price paid per Share (pence):	504.20	504.10	504.10
Lowest price paid per Share (pence):	476.75	476.80	476.75
Volume weighted average price paid per Share (pence):	488.5333	488.0166	488.2538

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	488.5333	5,517,386
Cboe (UK)/BXE	488.0166	979,048
Cboe (UK)/CXE	488.2538	3,511,063

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4255T_1-2023-3-17.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,869,179,903
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,813,339,009

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.16

 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,015,660 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,508,613	1,001,566	3,505,481
Highest price paid per Share (pence):	492.50	492.50	492.45
Lowest price paid per Share (pence):	467.20	467.65	467.10
Volume weighted average price paid per Share (pence):	484.1275	484.4285	484.5136

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	484.1275	5,508,613
Cboe (UK)/BXE	484.4285	1,001,566
Cboe (UK)/CXE	484.5136	3,505,481

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5784T_1-2023-3-20.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	20 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,859,139,135
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,803,298,241

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,736,301 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,354,966	973,630	3,407,705
Highest price paid per Share (pence):	508.30	508.30	508.20
Lowest price paid per Share (pence):	490.30	490.20	490.30
Volume weighted average price paid per Share (pence):	502.4075	502.3844	502.4368

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	502.4075	5,354,966
Cboe (UK)/BXE	502.3844	973,630
Cboe (UK)/CXE	502.4368	3,407,705

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7644T_1-2023-3-21.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	21 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,849,131,638
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,793,290,744

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,418,140 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,179,977	941,814	3,296,349
Highest price paid per Share (pence):	507.90	507.70	507.80
Lowest price paid per Share (pence):	497.40	497.50	497.50
Volume weighted average price paid per Share (pence):	503.1990	503.2445	503.2591

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	503.1990	5,179,977
Cboe (UK)/BXE	503.2445	941,814
Cboe (UK)/CXE	503.2591	3,296,349

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9154T_1-2023-3-22.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,839,115,978
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,783,275,084

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25+ GB0007980591
b)	Nature of the transaction	Grant of restricted share units pursuant to the IST Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	16,141
d)	Aggregated information - Volume - Price - Total	16,141 Nil consideration (market value £5.03) Nil (market value £81,189.23)
e)	Date of the transaction	21 March 2023
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,334,206 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,133,814	933,420	3,266,972
Highest price paid per Share (pence):	505.30	505.00	505.10
Lowest price paid per Share (pence):	496.75	496.85	496.75
Volume weighted average price paid per Share (pence):	501.6515	501.6614	501.6532

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	501.6515	5,133,814
Cboe (UK)/BXE	501.6614	933,420
Cboe (UK)/CXE	501.6532	3,266,972

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0733U_1-2023-3-23.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,829,379,677
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,773,538,783

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,401,083 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,170,596	940,108	3,290,379
Highest price paid per Share (pence):	495.85	492.85	493.95
Lowest price paid per Share (pence):	473.80	474.45	473.80
Volume weighted average price paid per Share (pence):	483.2010	483.3541	483.3633

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	483.2010	5,170,596
Cboe (UK)/BXE	483.3541	940,108
Cboe (UK)/CXE	483.3633	3,290,379

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2144U_1-2023-3-24.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,819,961,537
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,764,120,643

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,615,472 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,288,510	961,547	3,365,415
Highest price paid per Share (pence):	500.10	500.10	500.10
Lowest price paid per Share (pence):	485.30	485.40	485.20
Volume weighted average price paid per Share (pence):	494.0198	493.8146	493.8111

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	494.0198	5,288,510
Cboe (UK)/BXE	493.8146	961,547
Cboe (UK)/CXE	493.8111	3,365,415

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3717U_1-2023-3-27.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	27 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,810,627,331
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,754,786,437

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,368,880 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,152,884	936,888	3,279,108
Highest price paid per Share (pence):	510.40	510.30	510.40
Lowest price paid per Share (pence):	503.20	503.40	503.40
Volume weighted average price paid per Share (pence):	506.6052	506.5908	506.6116

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	506.6052	5,152,884
Cboe (UK)/BXE	506.5908	936,888
Cboe (UK)/CXE	506.6116	3,279,108

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5293U_1-2023-3-28.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	28 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,801,226,248
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,745,385,354

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.24

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,025,041 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,963,773	902,504	3,158,764
Highest price paid per Share (pence):	513.10	513.10	513.10
Lowest price paid per Share (pence):	507.30	507.70	507.40
Volume weighted average price paid per Share (pence):	510.4135	510.4143	510.4182

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	510.4135	4,963,773
Cboe (UK)/BXE	510.4143	902,504
Cboe (UK)/CXE	510.4182	3,158,764

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6761U_1-2023-3-29.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	29 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,791,610,776
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,735,769,882

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.25

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 30 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 8,929,954 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,911,475	892,995	3,125,484
Highest price paid per Share (pence):	518.10	518.10	518.10
Lowest price paid per Share (pence):	506.90	506.90	507.00
Volume weighted average price paid per Share (pence):	513.9204	513.8680	513.8971

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	513.9204	4,911,475
Cboe (UK)/BXE	513.8680	892,995
Cboe (UK)/CXE	513.8971	3,125,484

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8441U_1-2023-3-30.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	30 March 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,782,241,896
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	939,076,606
New total number of voting rights (including treasury shares):	18,726,401,002

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.26

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 31 March 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 8,832,386 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,857,813	883,238	3,091,335
Highest price paid per Share (pence):	514.70	514.80	514.70
Lowest price paid per Share (pence):	508.10	508.20	508.10
Volume weighted average price paid per Share (pence):	510.6749	510.7106	510.6934

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	510.6749	4,857,813
Cboe (UK)/BXE	510.7106	883,238
Cboe (UK)/CXE	510.6934	3,091,335

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0263V_1-2023-3-31.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 April 2023
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary